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                                   EXHIBIT 8.1

                OPINION OF ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                    REGARDING FEDERAL INCOME TAX CONSEQUENCES


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                                                                    Exhibit 8.1

                                   Law Offices
                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                                   12th Floor
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                                     -----
                            Telephone: (202) 347-0300
                            Facsimile: (202) 347-2172
                                  WWW.EMTH.COM

TIMOTHY B. MATZ                                            JEFFREY D. HAAS
STEPHEN M. EGE                                             KEVIN M. HOULIHAN
RAYMOND A. TIERNAN                                         KENNETH B. TABACH
W. MICHAEL HERRICK                                         PATRICIA J. WOHL
GERARD L. HAWKINS                                          JEFFREY R. HOULE
NORMAN B. ANTIN                                            FIORELIO J. VICENCIO*
JOHN P. SOUKENIK*                                          DAVID TEEPLES*
GERALD F. HEUPEL, JR.                                      CRISTIN ZEISLER
JEFFREY A. KOEPPEL                                         ANDREW ROSENSTEIN
DANIEL P. WEITZEL                                          ____________
PHILIP ROSS BEVAN
HUGH T. WILKINSON                June 23, 1998             OF COUNSEL

                                                           ALLIN P. BAXTER
                                                           JACK I. ELIAS
                                                           SHERYL JONES ALU
*NOT ADMITTED IN D.C.               VIA EDGAR


Boards of Directors
IBL Bancorp, Inc.
The Iberville Building and Loan Association
23910 Railroad Avenue
Plaquemine, Louisiana 70764

Gentlemen:

        You have requested our opinion regarding certain federal income tax consequences of the conversion of The Iberville Building and Loan Association ("the "Association"), a Louisiana- chartered building and loan association, from mutual to stock form (the "Conversion"). In the Conversion, all of the Association's to-be-issued capital stock will be acquired by IBL Bancorp, Inc. (the "Company"), a newly organized Louisiana-chartered corporation. For the reasons set forth below, and based on your representations in a letter dated June 22, 1998 ("Representation Letter"), it is our opinion that the proposed Conversion will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the "Code"). Our opinion also addresses certain other income tax consequences which follow from this conclusion.

        This Opinion Letter, including the opinions contained herein, is governed by, and should be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the American Bar Association Section of Business Law
(1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and herein, and this Opinion Letter should be read in conjunction with the Accord. Our opinions herein are limited to the Code and the regulations

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Board of Directors
June 23, 1998
Page 2

promulgated thereunder (the "Subject Laws"). We express no opinion as to other federal laws and regulations or as to laws and regulations of Louisiana or other jurisdictions or as to factual or legal matters other than as set forth herein.

        We have reviewed the Company's Registration Statement on Form SB-2 relating to the proposed issuance of up to 276,000 shares of common stock, par value $.01 per share ("Common Stock"), subject to adjustment by the Company in connection with the Conversion, the Prospectus contained therein, the Articles of Incorporation and Bylaws of the Company, the existing mutual and proposed stock Articles of Incorporation of the Association, the Plan of Conversion of the Association, the Association's Application for Conversion and such other corporate records and documents as we have deemed relevant and necessary for the purposes of this opinion. In our examination of documents, we have assumed, without independent verification, the genuineness of all signatures and the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or reproduced copies, and the authenticity of such originals of such latter documents. As to matters of fact which are material to this opinion, we have relied upon the accuracy of the factual matters set forth in the Company's Registration Statement on Form SB-2, the Association's Application for Conversion and the Representation Letter.

                                      FACTS

        The Association is a Louisiana-chartered mutual building and loan association which conducts business from its office in Plaquemine, Louisiana. At March 31, 1998, the Association had total assets of approximately $22.8 million, deposits of approximately $20.5 million and equity of approximately $1.7 million. The Association is a member of the Federal Home Loan Bank ("FHLB") System, and its deposits are insured by the Savings Association Insurance Fund ("SAIF"), administered by the Federal Deposit Insurance Corporation.

        As a mutual association, the Association has no capital stock. Each depositor has both a deposit account in the institution and a pro rata ownership interest in the net worth of the institution based on the balance in his or her deposit account. This ownership interest is tied directly to the depositors' deposit accounts, and the depositors ordinarily cannot realize the value of their ownership, except in the unlikely event that the Association were to be liquidated. In such event, the depositors would share pro rata in any residual net worth after other claims, including those of depositors for the amount of their deposits, are paid.

        The Company is a recently formed Louisiana corporation which will acquire all of the to-be-outstanding capital stock of the Association upon consummation of the Conversion and, thereby, become a unitary holding company. The Company will purchase all of the capital stock of the Association with a portion of the net proceeds from the Conversion.

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Board of Directors
June 23, 1998
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        On April 7, 1998, the Board of Directors of the Association adopted a
Plan of Conversion, which was subsequently amended on June 16, 1998. The purpose of the Conversion is to enable the Association to issue and sell shares of its capital stock to the Company and thereby enhance the equity capital base of the Association, which will support continuing deposit growth of the Association, possible diversification or opening of branch offices, and further enhance the Association's capabilities to serve the borrowing and other financial needs of the communities it serves. The use of the holding company format will provide greater organizational flexibility and possible diversification.

        The Company is concurrently filing a Registration Statement on Form SB-2 to register its Common Stock under the Securities Act of 1933 pursuant to which it will offer for sale shares of its Common Stock. The Common Stock will be offered for sale in a Subscription Offering pursuant to subscription rights which will not be transferable and will be issued without payment therefor. The recipients will not be entitled to receive cash or other property in lieu of such rights. It is anticipated that any shares of Common Stock remaining unsold after the Subscription Offering will be sold through a Community Offering. All shares of Common Stock will be sold at a uniform price based upon an independent valuation.

        The Conversion will be effected only upon completion of the sale of all shares of Common Stock of the Company to be issued pursuant to the Plan of Conversion. Management has informed us that the Company has no plan or intention to dispose of any shares of the capital stock of the Association, to cause the Association to be merged with any other corporation, or to liquidate the Association.

        The Conversion will not affect the business of the Association. Mortgage and other loans of the Association will remain unchanged and retain their same characteristics after the Conversion. Management has informed us that there is no plan or intention for the Association to sell or otherwise dispose of any of its assets following the Conversion, except for dispositions in the ordinary course of business.

        Each deposit account in the Association at the time of the consummation of the Conversion shall become, without any action by the account holder, a deposit account in the converted Association equivalent in withdrawable amount, and subject to the same terms and conditions (except as to voting and liquidation rights), as the deposit account in the Association immediately prior to the Conversion. In addition, at the time of the Conversion, the Association shall establish a liquidation account in an amount equal to the Association's net worth as reflected in the final prospectus utilized in the Conversion. The liquidation account will be maintained for the benefit of all Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts in the Association after the Conversion. Each such account holder will, with respect to each deposit account, have an inchoate interest in a portion of the liquidation account which is the

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Board of Directors
June 23, 1998
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account holder's subaccount balance. An account holder's subaccount balance in the liquidation account will be determined at the time of the Conversion and can never increase thereafter. It will, however, be decreased to reflect subsequent withdrawals that reduce, as of annual closing dates, the amount in each depositor's account below the amount in the account at the time of the Conversion. In the event of a complete liquidation of the Association, each Eligible Account Holder and Supplemental Eligible Account Holder will be entitled to receive a liquidation distribution in the amount of the balance of his or her subaccount in the liquidation account before any distribution may be made with respect to the capital stock of the Association.

                                LAW AND ANALYSIS

        Section 368(a)(1)(F) of the Code provides that a mere change in the identity, form or place of organization of one corporation, however effected, is a reorganization. If a transaction qualifies as an "F"-type reorganization, it will generally be nontaxable to the corporation and its shareholders under related provisions of the Code.

        In Rev. Rul. 80-105, 1980-1 C.B. 78, the Internal Revenue Service considered the federal income tax consequences of the conversion of a federal mutual savings and loan association to a state stock savings and loan association. The ruling concluded that the conversion qualified as a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F). The rationale for this conclusion is not clearly expressed in the ruling, but two factors are stressed. First, the changes at the corporate level other than the place of organization and form of organization were regarded as insubstantial. The converted association continued its business in the same manner; it had the same savings accounts and loans. The converted association continued its membership in the Federal Savings and Loan Insurance Corporation (replaced subsequently by the SAIF) and remained subject to the regulations of the Federal Home Loan Bank Board, which was replaced subsequently by the Office of Thrift Supervision. Second, the ruling states that the ownership rights of the depositors in the mutual company are "more nominal than real." Although the ruling does not explain the significance of this statement, subsequent administrative interpretations have indicated that the Internal Revenue Service believes these nominal rights are preserved in the liquidation account that is typically established for the depositors' benefit. This approach enables the Internal Revenue Service to distinguish the tax treatment of conversion transactions from the tax treatment of acquisitive transactions in which mutual companies acquire stock companies. See Paulsen v. Com'r, 469 U.S.
131 (1985); Rev. Rul. 69-6 1969-1 C.B. 104.

        The Internal Revenue Service has extended the holding of Rev. Rul. 80-105 to transactions similar to the one contemplated by the Association and the Company, in which a conversion from mutual to stock form occurs simultaneously with the creation of a holding company. See e.g. private letter rulings numbered 9140014 and 9144031. While these rulings have no precedential value, they

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Board of Directors
June 23, 1998
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do indicate the current views of the Internal Revenue Service on the issues presented. Hanover Bank v. U.S., 369 U.S. 672, 686 (1962).

        In our opinion and based on your Representation Letter, the conversion of the Association from a Louisiana-chartered mutual savings and loan association to a Louisiana-chartered stock savings and loan association, and the sale of its capital stock to the Company, will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code because the transaction represents a mere change in the form of organization of a single corporation. There will be no change in the Association's business or operations, nor in its loans and deposits, all of which will become loans and deposits of the converted savings and loan association. The only significant difference between the assets of the Association before and after the Conversion will be the infusion of new capital. An infusion of capital occurs in all conversion transactions, however, and had no effect upon the Internal Revenue Service's analysis in Rev. Rul. 80-105. The ownership rights of the depositors of the mutual savings and loan association, which have nominal value, will be preserved through their interests in the liquidation account in the converted savings and loan association. This account will be substantially the same as the liquidation account described in Rev. Rul. 80-105.

        Because the Association's change in form from mutual to stock ownership will constitute a reorganization under Section 368(a)(1)(F) of the Code, and neither the Association nor the Company will recognize any gain or loss as a result of the Conversion pursuant to Section 361 of the Code and Rev. Rul. 80-105, it is also our opinion that (1) no gain or loss will be recognized by the Association or the Company upon the purchase of the Association's capital stock by the Company; (2) no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in the Association in its stock form plus their interests in the liquidation account in exchange for their deposit accounts in the Association; (3) assuming the non-transferable subscription rights to purchase Company Common Stock have no value, the tax basis of the depositors' deposit accounts in the Association immediately after the Conversion will be the same as the basis of their deposit accounts immediately prior to the Conversion; (4) assuming the non-transferable subscription rights to purchase Company Common Stock have no value, the tax basis of each Eligible Account Holder's and Supplemental Eligible Account Holder's interest in the liquidation account will be zero; and (5) the tax basis to the stockholders of the Common Stock of the Company purchased in the Conversion will be the amount paid therefor, and the holding period for such shares will begin on the date of consummation of the Conversion if purchased through the exercise of subscription rights and on the day after the date of purchase if purchased in the Community Offering.

        It is further our opinion that the Eligible Account Holders and Supplemental Eligible Account Holders will recognize gain, if any, upon the issuance to them of withdrawable savings accounts in the Association following the Conversion, interests in the liquidation account and non-transferable

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Board of Directors
June 23, 1998
Page 6

subscription rights to purchase Company Common Stock in exchange for their savings accounts and proprietary interests in the Association, but only to the extent of the value, if any, of the subscription rights.

        The opinions expressed above are limited to the income tax consequences of the Conversion under the Subject Laws. Further, our opinions are based on research of the Code, applicable Treasury Regulations, current published administrative decisions of the Internal Revenue Service, existing judicial decisions as of the date hereof, and your Representation Letter. No assurance can be given that legislative, administrative or judicial decisions or interpretations may not be forthcoming that will significantly change the opinions set forth herein. We express no opinions other than those stated immediately above as our opinions. We hereby consent to the filing of this opinion as an exhibit to the Company's Registration Statement and the Association's Application for Conversion.


                                  Very truly yours,


                                  ELIAS, MATZ, TIERNAN & HERRICK L.L.P.



                                 By: /s/ Gerald F. Heupel, Jr.
                                     ---------------------------------
                                     Gerald F. Heupel, Jr., a Partner